Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Universal Truckload Services, Inc.:

We consent to the incorporation by reference in the registration statements on Forms S-8 and S-3 (No. 333-123385 and No.333- 187587) of Universal Truckload Services, Inc. and subsidiaries (the Company) of our report dated March 18, 2013, except as to note 17, which is as of March 13, 2014, with respect to the consolidated balance sheet of the Company as of December 31, 2012, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2012, which report appears in the December 31, 2013 annual report on Form 10-K of the Company.

/s/ KPMG LLP

Detroit, Michigan

March 14, 2014